Exhibit 2(a)

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at March 16, 2004 and should be read in conjunction with the consolidated financial statements of the Corporation for the years ended December 31, 2003, 2002 and 2001. Additional information, including the Corporation’s Annual Information Form, is filed on SEDAR at www.sedar.com.

Results of operations

OVERVIEW

Two major factors in Tesco’s external environment significantly affected the Corporation’s results for 2003. First, worldwide drilling activity rebounded from the 2002 level of work to the historically high level of 2001. The average annual number of active drilling rigs, as reported by Baker Hughes, for the last three years was:

	2003	2002	2001
United States	1,032	831	1,155
Canada	372	266	342
Latin America (including Mexico)	244	214	262
Europe, Africa and Middle East	348	347	327
Asia Pacific	177	171	157

Worldwide average	2,174	1,829	2,243

Secondly, the US dollar experienced a substantial devaluation throughout the year against most other major currencies, including the Canadian dollar. The exchange rate for the US to the Canadian dollar which started 2003 at US$1.00/C$1.57, ended the year at US$1.00/C$1.29, an 18% devaluation.

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

During the year, the Corporation undertook a review of its cost structure and resource base. As a result of this review, actions have been taken or committed to that resulted in the Corporation recording substantial charges against earnings in the second and fourth quarters of the year that are non-recurring and do not typify normal business activities of the Corporation. These charges are:

Cost	Quarter ended	Quarter ended	Year ended
($000)	06/30/03	12/31/03	12/31/03
Workforce reduction(1)	2,327	890	3,217
Loss on disposal of Calgary land(2)	1,011	1,603	2,614
Write down of inventories(3)	9,422	—	9,422

	12,760	2,493	15,253

(1) Workforce reduction. Approximately 10% of the Corporation’s workforce was laid off on June 25; a further lay-off occurred in November. Full provision has been made for the costs associated with this personnel reduction. In addition, the Corporation is closing its administrative office in Pau, France. Full provision has been made for severance for employees of this office and the cost of terminating office lease arrangements.

(2) Loss on disposal of Calgary land. The Corporation’s decision to pursue the opportunity to acquire a fully-equipped machine shop in Calgary resulted in management shelving plans to construct a new, integrated facility. A provision was taken in June for the difference between the expected realization from the sale of the land acquired for this new facility and the accumulated acquisition and facility design costs; a further provision was taken in December to reflect management’s revised estimate of the expected realization, net of costs, from sale of the land based on conditional sales in place at year end and offers received subsequent to year end covering portions of the land.

(3) Write down of inventories. Based on its review of inventory and in light of current business conditions, the Corporation identified obsolete components as well as items where its inventory levels are higher than required to support existing products and current manufacturing activity. Management has written down this inventory to its estimate of net realizable value.

In addition to these items, the Corporation’s results for the year ended December 31, 2003 include other substantial expenses arising from events associated with the continuing activities of the business that are unusual:

Cost
( $000 )
Bankruptcy of major customer(1)	2,978
Retrofit electric top drive(2)	4,886
Write off deferred maintenance costs(3)	2,105
Impairment of investment(4)	2,858

12,827

(1) Bankruptcy of major customer. As described in Note 9(b) to the December 31, 2002 financial statements, the Corporation was owed $3,879 from the sale of drilling equipment to a US customer. This customer was petitioned into bankruptcy in May 2003 and management believes it is unlikely that the Corporation will recover the full amount it is owed.

(2) Retrofit electric top drive. The Corporation has identified a technical problem with the motor drive systems used in some models of its electric top drive. The Corporation has and will continue to incur costs to install the required retrofit that are in excess of the warranty provision made at the time of the sale.

(3) Write off deferred maintenance costs. In 2002, the Corporation commenced a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance. As a result of a change in Canadian generally accepted accounting principles, the deferral and amortization of these costs is no longer an acceptable accounting practice. The Corporation has written off the balance at December 31, 2002 of deferred maintenance costs, net of accumulated amortization.

(4) Impairment of investment. Based on a persistent deficiency in the quoted market value of the Corporation’s investment in Drillers Technology Corp. compared to carrying value, management has provided for an impairment in the value of this investment at December 31, 2003.

Revenues

Wellsite Services Division
The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

Year ended December 31	2003	2002	2001
( $000 )
Portable Top Drives	73,716	81,268	127,048
Casing Drilling™	26,102	7,129	11,434
Casing Running	25,972	3,691	—
Well control	2,032	1,935	4,037
Underbalanced Drilling	—	—	4,245
Other	—	410	4,169

	127,822	94,433	150,933

Revenues from the operation of Portable Top Drives accounted for 58% of Services Division revenues in 2003, compared to 86% and 84% in 2002 and 2001, respectively.

The geographical distribution of top drive operating days and average daily operating rates over the last three years are as follows:

Operating days

	2003		2002		2001
Region	Days	%	Days	%	Days	%
United States	6,119	32	5,850	32	11,623	42
Canada	3,360	17	2,358	13	4,274	15
South America	2,140	11	2,879	16	4,429	16
Mexico	3,728	19	3,562	19	3,258	12
Asia/Pacific	2,341	12	2,217	12	2,526	9
Europe, Africa, Middle East	1,655	9	1,495	8	1,689	6

	19,343		18,361		27,799

Average daily operating rates	$3,811		$4,415		$4,570

The increase in operating days of 5% in 2003 was offset by a decline in average daily operating rates resulting in lower revenues in 2003 than in 2002. The principal factor affecting the average daily operating rates was the devaluation of the US dollar; management estimates that the effect of this factor was to reduce average daily operating rates by $430. The balance of the decline was attributable to an increase in the percentage of activity in North America where rates are historically lower than for international work. The principal factor accounting for the reduction in Top Drive revenue in 2002 compared with 2001 was the reduction in activity levels.

Revenues for Casing Drilling™ in 2003 reflect a full year of operation in South Texas for all three of the Corporation’s purpose-built drilling rigs as opposed to the one rig that operated for most of 2002. Some additional Casing Drilling™ revenues were generated in 2003 from contracts in Mexico and Brazil.

Casing running revenues are principally attributable to the Corporation’s acquisition of Bo Gray in 2002 and derive from the sale of traditional casing running services. Revenues derived from the operation of Tesco’s proprietary Casing Running System (“CRS”) totaled $1.8 million in 2003; this product offering was introduced in 2002 and contributed immaterial amounts to total casing running revenues for that year. The principal driver of Bo Gray’s traditional casing running revenues is the rig count in the regions of East Texas and North Louisiana where the business operates. The rig count in these regions averaged 136 during 2003, compared to 92 in 2002 and 136 in 2001.

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

Years ended December 31	2003	2002	2001
( $000 )
Portable Top Drives
-unit sales	34,139	40,887	40,056
-parts sales and service	19,928	15,090	12,818
Drilling Rigs	—	—	3,206
Other	3,774	2,003	942

Total third party	57,841	57,980	57,022
Internal sales	39,245	47,632	50,702

Total revenues	97,086	105,612	107,724

Units sold:
Portable Top Drives	32	25	23
Drilling Rigs	—	—	1

The Products Division sells and provides after sales support for the Corporation’s product line. Over the last three years, the division’s external sales have principally been related to the Portable Top Drive product line. Sales of top drive systems have increased in each of the last three years, although revenues from these sales in 2003 declined to an average sales price of $1.1 million per system from $1.6 million in 2002 and $1.7 million in 2001. The principal reason for this lower average sales price has been a change in the sales mix. In 2003, the sales total included 12 of the Corporation’s small hydraulic units, of which five were sold without power units, at an average price of $0.7 million. In addition, 6 older hydraulic systems that had been employed in the Services Division were sold during 2003.

The Corporation’s success in selling top drive systems to external customers over the last three years is the primary driver behind the increase in revenues from parts and after sales service. In total, the Corporation has an installed base of operating top drives owned by third parties of 180.

Gross Profit

The Corporation’s gross margin in 2003 was adversely affected by the devaluation of the US dollar against the Canadian dollar. The Corporation operates in geographic markets, other than Canada, in which oilfield services are priced in US dollars. This limits management’s flexibility to adjust the prices for its products and services to compensate for the relative increase in the Corporation’s Canadian dollar cost base.

Operating Contribution

Operating contribution is stated after deducting selling, general and administrative expenses, product development expense and depreciation but before restructuring charges and other exceptional items.

Years ended December 31	2003		2002		2001
( $000 )
Selling, general and administrative	34,854	19%	33,649	22%	31,047	15%
Product development	9,893	5%	11,757	8%	10,231	5%
Depreciation	16,862	9%	12,077	8%	12,568	6%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses have decreased as a percentage of revenues in 2003 compared with 2002 as revenues recovered during the year. The increase in the dollar amount of selling, general and administrative expenses in 2003 is due primarily to:

•	the consolidation of a full year of expenses from the Bo Gray acquisition; and

•	the redeployment of personnel involved in the development of the Corporation’s Casing Drilling™ and casing running technologies from a product development role to marketing and administrative support for these products. Incremental SG&A expense in 2003 directly attributable to Bo Gray was $1.8 million and to the redeployment of personnel to marketing and administrative support was $0.4 million. These increases were offset by savings achieved as a result of the personnel reductions in 2003.

PRODUCT DEVELOPMENT

The reduction in product development expense in 2003 reflects the increasing maturity of the Corporation’s new Casing Drilling™ and casing running technologies. In the final quarter of 2003, product development expense was $1.2 million compared to $2.8 million in the first quarter.

DEPRECIATION

Depreciation expense in 2003 increased substantially compared with 2002 for three reasons:

•	The consolidation of Bo Gray for a full year;

•	Substantial increase in Casing Drilling™ activity, resulting in significantly higher rig depreciation;

•	Additional depreciation associated with the acquisition in the middle of the year of a machining facility in Calgary.

Financial Expenses

Years ended December 31	2003	2002	2001
( $000 )
Interest income	630	2,473	4,523
Interest expense	5,259	5,606	5,577

Net interest expense	4,629	3,133	1,054
Stock compensation expense	1,711	—	—
Foreign exchange (gain) loss	3,048	1,135	962
Other financial items	(458)	(1,570)	160

Years ended December 31	2003	2002	2001
( $000 )
	8,930	2,698	2,176

Cash balances, short-term interest rates and the exchange rate of the US dollar on the dates indicated were:

		Bank of
	Cash balance	Canada rate	Exchange rate
At December 31	($million)	(%)	(US/Cdn.$)
2000	56.6	6.00	1.50
2001	134.6	2.50	1.59
2002	58.7	3.00	1.57
2003	52.1	3.00	1.29

Net interest expense in 2003 was higher than 2002 as a result of a reduction in interest income earned on the Corporation’s cash balances, which were lower throughout 2003 as compared with 2002. The reduction in interest expense in 2003 due to the fact that the interest on the Corporation’s Senior Notes is payable in US dollars was offset somewhat by the additional interest expense on the debt incurred to acquire the Calgary machining facility.

Commencing in 2003, the Corporation recognized a compensation expense in respect of stock options granted under the Corporation’s Stock Option Plan. The recorded expense relates only to options granted after December 31, 2002 and is equal to the estimated fair value of the options at their grant dates, computed using the Black Scholes option pricing model, amortized over the vesting period of the option. At December 31, 2003, the amount remaining to be expensed in future years in respect of options granted during 2003 was $2.6 million.

The Corporation incurred a $3.0 million foreign exchange loss in 2003. Over the course of 2003, the Corporation’s cash and receivables balances denominated in US dollars exceeded its US dollar denominated accounts payable and debt obligations. This net monetary asset position denominated in US dollars devalued, in Canadian dollar terms, by 18% during the year.

Income Taxes

The Corporation conducts business and is taxable on profits earned in a number of different jurisdictions around the world. Income tax expense as a percentage of pre-tax earnings fluctuates from year to year based on the level of profits earned in, and tax rates applicable to, these different jurisdictions. However, as a consequence of the globalization of world economies, there is a tendency for corporate tax rates to converge into a reasonably narrow band of between 35% to 40% of taxable profits.

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. The Mexican tax authorities have issued formal reassessments in respect of the 1996 to 1999 fiscal year tax filings claiming additional taxes of Mexican Pesos 7.5 million in respect of 1996, 7.8 million in respect of 1997, 10.8 million in respect of 1998 and 9.1 million in respect of 1999. These reassessed amounts are subject to interest, penalties and adjustment for inflation in the event that they become payable. Management’s estimate of the Corporation’s total exposure at December 31, 2003 in respect of these reassessments is approximately $17.3 million. The Corporation has lodged formal appeals of all of the reassessments in the Mexican Tax Court, which decided 1997 in favour of the Corporation but upheld the reassessment for 1996; both of these decisions are being appealed further. No decision has yet been issued with respect to 1998 and 1999. The reassessed amount in respect of 1996 together with interest and penalties, which approximates $4.3 million, has been paid by the Corporation and is included as a long term receivable in Intangible and Other Assets. The Corporation has pledged certain drilling equipment in respect of the reassessed amounts for the years 1997 to 1999. Management, in consultation with its Mexican tax advisors, continues to believe that the basis for the reassessments for 1996 to 1999 is incorrect but expects that a final determination of the matter by the Mexican courts will not be achieved until mid-2005 at the earliest. Should the Corporation be unsuccessful in overturning the reassessments, the amount paid in respect of 1996 together with amounts as yet unpaid in respect of subsequent years will be recorded as a charge against earnings, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes.

QUARTER ENDED DECEMBER 31, 2003

Revenues decreased in the final quarter of 2003 from the previous quarter as a result of a drop in revenues from the sale of top drives. The Corporation delivered the same number of top drives in the quarter as in the preceding quarter but, of the six deliveries, two were used units that typically generate substantially lower per unit revenues than new units and two units were sold under installment agreements that require revenue to be recognized over the two year term of the agreements. The Corporation’s overall gross profit margin percentage improved to 35% from 32% in the third quarter. This improvement from the 31% gross profit margin realized in the second quarter reflects the impact of the restructuring activities undertaken in the middle and end of the year.

Management reserved approximately $2.0 million in the fourth quarter against accounts receivable. This charge is included in selling, general and administrative expenses and resulted in the Corporation recording an operating deficiency of $0.6 million for the quarter.

The reserve, which relates primarily to the Corporation’s international operations, arises from management’s reassessment of the Corporation’s ability to realize full value from accounts where the customer is experiencing cash flow problems or will likely settle the account in a local currency that is subject to significant devaluation risks on conversion to either Canadian or US dollars.

Transactions with related parties

Drillers Technology Corp. (“DTC”) is a drilling contractor with which the Corporation has had and continues to have business transactions, both as a vendor and a customer, on normal commercial terms. DTC was related to Tesco by virtue of the Corporation’s 22% equity ownership of DTC’s common shares and the appointment of two of the Corporation’s executives to the Board of Directors of DTC. After May, 2003, when the Corporation’s equity ownership was diluted to 18% and its representation was reduced to one member of DTC’s seven person Board, DTC was no longer considered to be related to the Corporation. The following amounts are included in the consolidated financial statements (after eliminating intercompany profits) in respect of these transactions for the period during which the Corporation was related to DTC:

Years ended December 31	2003	2002	2001
( $000 )
Revenues	2,050	6,825	11,304
Cost of sales	234	1,341	2,894
Product development expense	—	2,013	1,843
Accounts receivable	—	733	26
Accounts payable	—	—	999

Critical Accounting Estimates

The preparation and presentation of the Corporation’s financial statements requires management to make estimates that significantly affect the results of operations and financial position reflected in the financial statements. In making these estimates, management applies accounting policies and principles that it considers provide the most meaningful and reliable financial reporting. Management considers the most significant of these estimates and their impact to be:

ACCOUNTING FOR STOCK OPTIONS

The Corporation recognizes a compensation expense on options granted to employees. This compensation expense is based on the theoretical fair value of each option at its grant date, the estimation of which requires management to make assumptions about the future volatility of the Corporation’s stock price, future interest rates and the timing of employees’ decisions to exercise their options. The effect of a change in one or more of these variables could result in a materially different fair value.

PERCENTAGE OF COMPLETION REVENUE RECOGNITION

The Corporation recognizes revenue on specialized manufacturing contracts based on the percentage of completion of the contract. This requires management to estimate the percentage of the total contract revenue earned. The amounts of revenue accrued in respect of contracts in progress at year end for the last three years is:

Years ended December 31	2003	2002	2001
( $000 )
Revenues	—	6,825	11,304

The decrease in revenues recognized using the percentage of completion method over the last three years reflects the increasing standardization of the Corporation’s top drive manufacturing process. This now enables the Corporation to satisfy most top drive sales requests from stock assemblies.

TECHNOLOGY AND DEVELOPMENT COSTS

The Corporation capitalizes certain product development costs based on management’s estimates of the ability of the Corporation to recover these costs from future profits expected from the product. In the event that management’s initial estimates of the commercial viability of a product are incorrect, capitalized costs must be written off. At December 31, 2003, the Corporation’s net book value of capitalized technology and development costs was $8.4 million, of which $7.4 million relates to Tesco’s Casing Drilling™ technology.

Accounting Changes

In 2002, the Corporation commenced a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance. As a result of a change in Canadian generally accepted accounting principles, the deferral and amortization of these costs is no longer an acceptable accounting practice. The Corporation has adopted this change prospectively in 2003 and has written off the balance of deferred maintenance costs, net of accumulated amortization, at December 31, 2002. This expense of $2,105 has been included in restructuring charges and other exceptional items.

Commencing in 2003, the Corporation adopted an accounting change to record a compensation expense with respect to employee stock options granted after January 1, 2003. The effect of applying this policy, for the year ended December 31, 2003 was to increase the loss for the year by $1.7 million. There was no resulting change to shareholders’ equity for the year.

Impact of Anticipated Accounting Changes

The Corporation prepares its financial statements using policies that conform with accounting principles generally accepted in Canada. From time to time, the Canadian Institute of Chartered Accountants mandates changes to these principles that require changes to the Corporation’s accounting policies. Management is not aware of any actual or pending changes that will affect the Corporation’s 2004 financial statements.

Liquidity and Capital Resources

During 2003, the Corporation reduced its investment in working capital by $38.8 million while substantially maintaining its cash balances. No new top drives were added to the fleet of service equipment and capital expenditures were directed to the development of the Casing Drilling™ and casing running product lines. The single largest capital expenditure was the purchase of a fully equipped machining facility in Calgary, which will enhance the Corporation’s flexibility and efficiency in producing Casing Drilling™ and casing running equipment. An additional US$2.5 million was added to goodwill associated with the acquisition of Bo Gray in 2002. The vendors of the business receive a percentage of Bo Gray’s operating cash flows annually for three years up to a maximum of US$5.5 million; payments under this entitlement are treated as additional purchase consideration and added to goodwill.

In conjunction with the decision to acquire the Calgary machining facility, the Corporation shelved its plans for the construction of a new, integrated manufacturing plant and listed for sale the land it had purchased for the proposed facility. To date, the Corporation has conditionally sold approximately 12 acres of the total 45-acre site and is negotiating to sell a further 14 acres. Management estimates that the Corporation will realize approximately $8.4 million from the sale of this land, net of all costs and commissions.

The Corporation issued US$46.5 million of Senior Notes in January 1999, which come due in October 2004, and are therefore shown as current liabilities. At December 31, 2003, with the exception of the requirement to maintain a specified level of earnings to cover fixed charges for which a waiver has been obtained, the Corporation is in compliance with all of its debt covenants. Management is confident the Corporation will be able to finance the repayment of the Senior Notes on their due date although it has no specific plans in place at this time as to the source of payment.

Financial Instruments

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. Currency exchange exposures on foreign currency denominated balances and anticipated cash flows are managed by foreign exchange forward contracts when it is deemed appropriate. Exposures arising from changes in prevailing levels of interest rates relative to the contractual rates on the Corporation’s debt are managed by entering into interest rate swap agreements when it is deemed appropriate. The fair value of derivative financial instruments to which the Corporation is a party is recorded on the balance sheet and disclosed separately. All gains and losses, both realized and unrealized, are recorded in income as they arise and are included in Other Financial Items. The Corporation was not a party to any derivative financial instruments at December 31, 2003, 2002 or 2001.

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has made deposits and has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets, by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation’s. The fair value of the Corporation’s long term debt at December 31, 2003 is $70,931 (2002 — $77,230, 2001 — $77,559).

The Corporation’s accounts receivable are principally with major international and state oil and gas service and exploration and production companies and are subject to normal industry credit risks.

Contractual Obligations

The Corporation was committed to make payments pursuant to contractual obligations at December 31, 2003 as follows:

	Payments Due
Nature of Obligation	2004	2005/2006	2007/2008	After 2008	Total
( $000 )
Senior Notes	65,989	—	—	—	65,989
Mortgage	249	2,739	—	—	2,988
Capital Lease	913	1,825	2,341	—	5,079
Operating Leases	1,577	829	—	—	2,406

Payments due on debt and capital lease commitments include contractually required interest payments. Obligations denominated in currencies other than Canadian dollars are converted at exchange rates in effect at year end.

Payments due on the Corporation’s mortgage loan reflect the payment terms agreed between the Corporation and its mortgage lender. The loan agreement provides the lender with the right to call this loan on demand, resulting in the full amount of the loan being classified as a current liability in the Corporation’s consolidated balance sheet as of December 31, 2003.

Share Capital

At March 16, 2004, the Corporation’s issued and outstanding share capital consisted of 34,716,130 voting common shares with no par value and the Corporation had granted options to acquire a further 2,047,350 voting common shares to employees. The Corporation has no other voting securities or rights to acquire voting securities outstanding.

Outlook

According to World Oil, drilling activity for the last three years and forecast for 2004 is:

	Years ending December 31
	2004	2003	2002	2001
	(forecast)	(actual)	(actual)	(actual)
Wells drilled
US	33,470	30,487	28,901	32,894
Canada	18,520	16,750	15,026	18,000
Latin America	4,053	2,975	3,087	4,019
Europe, North Africa and Middle East	9,010	9,278	8,608	8,167
Far East	12,456	12,820	12,853	12,394

Worldwide	77,518	72,310	68,475	75,474

Forecast levels of drilling activity for 2004 provide an encouraging backdrop for Tesco to return to profitable operations in 2004. For the top drive business, management’s focus in 2004 will be to continue to improve the bottom line contribution by focusing efforts on profitable markets and customers and improving the efficiency of the administrative support structure.

Experience to date with Casing Drilling™ has confirmed management’s expectation that the Casing Drilling™ process consists of three separate businesses:

•	the operation of the drilling rig;

•	the supply and operation of the specialized down hole tools; and

•	the sale of consumable accessories.

During 2004, management will take steps to measure and evaluate each of these businesses separately.

The acquisition of Bo Gray in late 2002 and the emergence of Tesco’s proprietary CRS product line as a viable alternative to traditional casing running systems represent substantial short term growth opportunities for the Corporation. Management intends to commit resources to developing Tesco’s casing running business in 2004 both in the form of additional marketing and sales support and in training field crews and manufacturing equipment.

Management is committed to achieving profitable revenue growth in 2004. With a return to a more stable exchange rate environment,

management expects to see the benefits of the substantial restructuring efforts of 2003.